EXHIBIT 99.1

Portage Biotech Announces Results for First Quarter of 2022 Fiscal Year

- $29 million raised during quarter with broad institutional support

- Proceeds will accelerate advancement of clinical pipeline toward multiple data readouts over the next 18-24 months

WESTPORT, Conn., Aug. 30, 2021 (GLOBE NEWSWIRE) -- Portage Biotech Inc. (NASDAQ: PRTG) (“Portage” or the “Company”) a clinical-stage immuno-oncology company focused on the development of therapies and treatments targeting cancer treatment resistance, today announced financial results for the quarter ended June 30, 2021.

“With the transformation of Portage now complete, our focus for the coming year is to significantly accelerate our clinical pipeline of novel immuno-oncology therapeutics designed to overcome cancer treatment resistance,” said Dr. Ian Walters, chief executive officer of Portage Biotech. “Our recent financings provide us with the resources to complete Phase 1 and Phase 2 clinical trials for our lead invariant natural killer T cell (iNKT) agonists, PORT-2 and PORT-3, which we believe have the potential to synergize with PD-1 agents and overcome PD-1 resistance. These attributes represent a substantial opportunity to expand the already significant PD-1 cancer treatment market. Recent increased interest and transactional activity from big pharma in the iNKT space has served as further validation of the role of iNKT cells in cancer. With sufficient resources now in place, we plan to also advance our broader pipeline and to other value-driving catalysts in the coming fiscal year.”

First Quarter FY 2022 Financial & Business Highlights

  Increased financial resources with over $29 million raised since fiscal year-end:
    Successful public offering of 1,150,000 shares with gross proceeds of $26.5 million, securing a cash runway sufficient to advance programs and enable achievement of numerous milestones.
    Generation of an additional $2.6 million proceeds through the sale of approximately 91,000 shares via the Company’s At-the-Market offering.
  Improved stock liquidity:
    Inclusion in the Russell® 2000 Index, bringing added visibility to the Company’s robust immuno-oncology pipeline.
  Broad-based investor outreach planned for Fall 2021 through participation and/or presentation at the following conferences:
    H.C. Wainwright 23rd Annual Global Investment Conference (Sept. 13-15, 2021)
    Oppenheimer & Co. Fall Healthcare Life Sciences and MedTech Summit (Sept. 20-23, 2021)
    Cantor Fitzgerald Virtual Global Healthcare Conference (Sept. 27-30, 2021)

First Quarter FY 2022 Clinical Highlights

  Acceleration of development programs from the Company’s first-in-class immuno-oncology asset portfolio, including milestones related to lead iNKT agonists PORT-2 and PORT-3 and intratumoral amphiphilic therapy PORT-1. Key milestones included:
    PORT-2: The first patient was dosed in the IMP-MEL randomized Phase 1/2 study of PORT-2, a liposomal formulation of Portage’s IMM60 iNKT agonist. In the trial, PORT-2 will be tested both as a monotherapy and in combination with standard of care (Keytruda) in melanoma and NSCLC. The PORT-2 study has 6 arms and is expected to enroll up to 100 patients.
    PORT-3:
      The first patient dosed in the PRECIOUS Phase 1 study of PORT-3, a nanoparticle coformulation of Portage’s iNKT agonist (IMM60) and NY-ESO-1 in patients with NY-ESO-1 expressing tumors. The Phase 1 portion of the trial is expected to enroll 15 patients while the randomized Phase 2 portion is expected to enroll an additional 42 patients.
      This platform is designed to demonstrate proof of concept with NY-ESO-1 as an enrichment factor for patient accrual. Portage’s patent position extends to other known tumor antigens, and the Company is prepared to rapidly launch other assets into the clinic if we see strong activity of this formulation.
      Notably, Portage received additional grant support from the Horizon 2020 program to explore next-generation targeted nanoparticles.
    PORT-1: Presentation of interim data at the American Society for Clinical Oncology (ASCO) conference from the IT-01 Phase 2 trial conducted by Intensity Therapeutics demonstrated strong safety and survival data for INT230-6 (PORT-1) both as a monotherapy and in combination with pembrolizumab or ipilimumab in solid tumors.

First Quarter FY 2022 Financial Results

The Company generated a net loss and comprehensive loss of approximately $3.2 million in the three months ended June 30, 2021 (“Fiscal 2022 Quarter”), compared to a net loss of approximately $0.7 million and a comprehensive loss of approximately $0.6 million in the three months ended June 30, 2020 (“Fiscal 2021 Quarter”), an increase in loss of $2.5 million and $2.6 million, respectively, year over year. Operating expenses, which include research and development and general and administrative expenses, were $3.6 million in the Fiscal 2022 Quarter, compared to $1.0 million in the Fiscal 2021 Quarter, an increase of $2.6 million, which is discussed more fully below. Operating expenses included $2.2 million of non-cash stock-based compensation expense in the Fiscal 2022 Quarter, compared to $0.3 million in the Fiscal 2021 Quarter.

The Company’s other items of income and expense were substantially non-cash in nature and were approximately $0.3 million net other income in each of the Fiscal 2022 Quarter and the Fiscal 2021 Quarter. Non-cash items included in other income and expenses in the Fiscal 2022 Quarter were:

  A gain of $0.4 million representing the change in the fair value of the warrants issued with respect to the SalvaRx settlement; and
  A small loss of $0.04 million generated by Stimunity, which operates our STING platform, accounted for under the equity method in the Fiscal 2022 Quarter, compared to a $0.4 million gain in the Fiscal 2021 Quarter.

Additionally, the Company reflected a net income tax benefit of approximately $0.1 million in the Fiscal 2022 Quarter, attributable to recoverable research and development tax credits generated in the U.K., partially offset by the foreign currency exchange rate effect on deferred tax liability.

Research & Development ("R&D") costs increased by approximately $1.0 million, from approximately $0.5 million during the three months ended June 30, 2020, to approximately $1.5 million during the three months ended June 30, 2021. The increase was primarily attributable to non-cash stock-based compensation expense associated with grants made under the 2021 Equity Incentive Plan in connection with our R&D efforts of $1.0 million.

General and administrative ("G&A") expenses increased by approximately $1.5 million, from approximately $0.5 million during the three months ended June 30, 2020, to approximately $2.0 million during the three months ended June 30, 2021. The principal reason for the increase in the Fiscal 2022 Quarter was the $1.1 million of non-cash stock-based compensation expense associated with the Company’s 2021 Equity Incentive Plan. No stock-based compensation expense under the 2021 Equity Incentive Plan was incurred during the three months ended June 30, 2020. Additionally, the Company incurred an increase of $0.3 million in professional fees relating to initiatives associated with a corporate restructuring and public relations/business development. Finally, D&O insurance premiums increased by $0.4 million in the current year period due to market rate increases in the cost of coverage.

As of June 30, 2021, the Company had cash and cash equivalents of approximately $28.6 million and total current liabilities of approximately $2.5 million (inclusive of approximately $0.7 million warrant liability settleable on a non-cash basis). For the three months ended June 30, 2021, the Company is reporting a net loss of approximately ($3.2) million and cash used in operating activities of approximately $1.6 million. As of July 31, 2021, the Company had approximately $28.0 million of cash on hand.

About Portage Biotech Inc.
Portage is a clinical-stage immuno-oncology company advancing first-in-class therapies that target known checkpoint resistance pathways to improve long-term treatment response and quality of life in patients with evasive cancers. The Company’s access to next-generation technologies coupled with a deep understanding of biological mechanisms enables the identification of the most promising clinical therapies and product development strategies that accelerate these medicines through the translational pipeline. Portage’s portfolio consists of five diverse platforms, leveraging delivery by intratumorals, nanoparticles, liposomes, aptamers, and virus-like particles. Within these five platforms, Portage has 10 products currently in development with multiple clinical readouts expected over the next 12-24 months. For more information, please visit www.portagebiotech.com, follow us on Twitter at @PortageBiotech, or find us on LinkedIn at Portage Biotech Inc.

Forward-Looking Statements

This news release contains statements about the Company’s information that are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. The forward-looking statements contained in this news release are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

FOR MORE INFORMATION, PLEASE CONTACT:

Investor Relations

Chuck Padala
chuck@lifesciadvisors.com

Media Relations
Gwen Schanker
gschanker@lifescicomms.com

-tables to follow-

PORTAGE BIOTECH INC.
Condensed Consolidated Interim Statements of Operations and Comprehensive (Loss)
(U.S. Dollars in thousands, except per share amounts)

	Three Months Ended
	June 30, 2021	June 30, 2020
Expenses
Research and development	$1,546	$452
General and administrative expenses	2,047	521
Loss from operations	(3,593)	(973)
Change in fair value of warrant liability	369	–
Share of (loss) income in associates accounted for using equity method	(44)	440
Interest (expense)	(34)	(122)
Loss before provision for income taxes	(3,302)	(655)
Income tax benefit	79	–
Net (loss)	(3,223)	(655)
Other comprehensive income (loss)
Unrealized gain on investments	–	78
Total comprehensive (loss) for period	$(3,223)	$(577)

Net (loss) income attributable to:
Owners of the Company	$(3,066)	$(696)
Non-controlling interest	(157)	41
	$(3,223)	$(655)
Comprehensive (loss) income attributable to:
Owners of the Company	$(3,066)	$(618)
Non-controlling interest	(157)	41
	$(3,223)	$(577)

(Loss) per share
Basic and diluted	$(0.25)	$(0.06)

Weighted average shares outstanding
Basic and diluted	12,213	11,104

PORTAGE BIOTECH INC.
Condensed Consolidated Interim Statements of Financial Position
(U.S. Dollars in thousands)

As of,	June 30, 2021	March 31, 2021
		(Audited)
Assets
Current assets
Cash and cash equivalents	$28,617	$2,770
Prepaid expenses and other receivables	1,995	2,176
	30,612	4,946
Long-term assets
Long-term portion of other receivables	22	22
Investment in associate	1,691	1,735
Investments in private companies	7,409	7,409
Goodwill	43,324	43,324
In-process research and development	117,388	117,388
Other assets	36	36
Total assets	$200,482	$174,860

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	$1,605	$1,938
Warrant liability	751	1,120
Unsecured notes payable	150	150
	2,506	3,208
Non-current liabilities
Deferred tax liability	24,171	24,050
	24,171	24,050
Total liabilities	26,677	27,258
Shareholders’ Equity
Capital stock	157,895	130,649
Stock option reserve	10,059	7,977
Accumulated other comprehensive income	958	958
Accumulated deficit	(41,201)	(38,135)
Total equity attributable to owners of the Company	127,711	101,449
Non-controlling interest	46,094	46,153
Total equity	$173,805	$147,602
Total liabilities and equity	$200,482	$174,860
Commitments and Contingent Liabilities